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                                                              File No. 70-______


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-1
                    -----------------------------------------

                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ----------------------------------------------------

                                    Conectiv
                         Delmarva Power & Light Company
                         Atlantic City Electric Company
                                 800 King Street
                              Wilmington, DE 19899

              (Name of company filing this statement and addresses
                        of principal executive offices)

       ------------------------------------------------------------------

                                 Philip S. Reese
                                    Treasurer
                                    Conectiv
                                 (address above)

                   (Name and addresses of agents for service)
                       ----------------------------------

      The Commission also is requested to send copies of any communications in connection with this matter to:

John N. Estes III                            Peter F. Clark
Judith A. Center                             General Counsel
William C. Weeden                            Randall V. Griffin
Skadden, Arps, Slate, Meagher & Flom LLP     Senior Counsel
1440 New York Avenue, N.W.                   Conectiv
Washington, D.C. 20005                       (address above)


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I.       DESCRIPTION OF THE PROPOSED TRANSACTION...............................1
         A.       Introduction.................................................1
         B.       Description of the Parties ..................................2
         C.       Description of the Peach Bottom Assets.......................3
         D.       Background on the Transaction................................3
         E.       Benefits of the Transaction..................................4

II.      FEES, COMMISSIONS AND EXPENSES........................................5

III.     APPLICABLE STATUTORY PROVISIONS.......................................6

IV.      OTHER REGULATORY APPROVAL.............................................6

V.       PROCEDURE.............................................................6

VI.      EXHIBITS AND FINANCIAL STATEMENTS.....................................7
         A.       EXHIBITS.....................................................7
         B.       FINANCIAL STATEMENTS.........................................7

VII.     INFORMATION AS TO ENVIRONMENTAL EFFECT................................8


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I.       DESCRIPTION OF THE PROPOSED TRANSACTION

         A.       Introduction

                  This Form U-1 Application/Declaration
("Application/Declaration") seeks approvals pursuant to Section 12(d), and Rule 44 thereunder, of the Public Utility Holding Company Act of 1935, as amended (the "Act"), relating to the sale of certain utility assets by Conectiv, to PECO Energy Company ("PECO"). Specifically, Conectiv and its subsidiaries, Delmarva Power & Light Company ("DPL") and Atlantic City Electric Company ("ACE"), have proposed the joint sale of a 7.51-percent (164 MW) ownership interest in the Peach Bottom Atomic Power Station Units 2 and 3 ("Peach Bottom") to PECO, (the "Transaction"). PECO presently owns 42.49 percent of Peach Bottom.

                  In exchange for their interests in Peach Bottom that are being sold to PECO, ACE and DPL will each receive $2,550,000, plus 3.755 percent of the net book value of the Nuclear Fuel Supplies as of the Closing Date.1 It is estimated that the total proceeds to be shared by ACE and DPL will be approximately $25.1 million. In addition, PECO will assume ACE and DPL's liabilities for decommissioning Peach Bottom, in proportion to the ownership share being transferred. As explained below, the Transaction is in the public interest and should be approved as soon as practicable. The parties would like to complete the Transaction as soon as possible in the first quarter of 2000, and respectfully request Commission action by February 29, 2000.

                  The sale to PECO is part of several interrelated transactions, whereby PECO and a non-utility affiliate of Public Service Electric and Gas Company ("PSE&G") agreed to buy the interests of ACE and DPL in the various jointly owned nuclear plants. PECO will be purchasing a combined 7.51-percent ownership interest in Peach Bottom from ACE and DPL. The PSE&G affiliate, PSEG Nuclear L.L.C. ("PSEG Nuclear"), also will be buying a combined 7.51-percent ownership interest in Peach Bottom from ACE and DPL. In addition, PSEG Nuclear will be buying the additional minority ownership interests in other nuclear plants. In each of the PSEG Nuclear transactions, however, the buyer will be an exempt wholesale generator ("EWG"). Therefore, no Commission approval is required for those transactions under Section 32 of the Act. In contrast, PECO is buying an ownership interest in Peach Bottom - not through an EWG - but as an operating public utility. Commission approval under Section 12(d) of the Act therefore is required for the sale to PECO.

---------------

1    The Nuclear Fuel Supplies that would qualify as Utility Assets as of the anticipated closing date would be approximately $20 million.
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                   The New Jersey Board of Public Utilities ("NJBPU") must
approve the sale of ACE's interest in Peach Bottom. The Pennsylvania Public Utility Commission ("PaPUC") must approve the sale by ACE and DPL, and purchase by PECO, of the Peach Bottom interests. The Virginia State Corporation Commission ("VSCC") will review the proposed sale of Delmarva interests in the context of its overall review of Delmarva's plan for the functional separation of generation assets from transmission and distribution assets. Furthermore, pursuant to Section 32 of the Act, all four of the state commissions that regulate ACE and DPL - the NJBPU, Delaware Public Service Commission ("DPSC"), the Maryland Public Service Commission ("MPSC"), and the VSCC - will be addressing the related transactions in which an EWG owned by PSE&G will be buying interests in this and other nuclear plants from ACE and DPL. The state commissions therefore will be well informed regarding the proposed Peach Bottom transaction.

         B.       Description of the Parties

                  On March 1, 1998, Conectiv became a registered holding company under the Act. Conectiv has two operating public utility subsidiaries: ACE and DPL. ACE is a New Jersey corporation that distributes and sells electricity at retail in southern New Jersey. ACE's retail service is regulated by the NJBPU. DPL is a Delaware and Virginia corporation that distributes and sells electricity at retail in portions of Delaware, Maryland and Virginia, and gas at retail in New Castle County, Delaware. DPL's retail service is regulated by the DPSC, MPSC, and the VSCC.2 The Federal Energy Regulatory Commission ("FERC") also has regulatory authority over the wholesale sales and transmission activities of DPL and ACE. Excluding off-system sales not subject to price regulation, the percentage of electric and gas utility operating revenues regulated by each regulatory commission, for the year ended December 31, 1998, was as follows: NJBPU, 41.8%; DPSC, 38.9%; MPSC, 14.5%; VSCC, 1.4%; and FERC, 3.4%.

                  PECO is an electric and gas utility serving 1.5 million electric customers in the five-county Philadelphia area and 400,000 natural gas customers in four suburban counties. It is one of the nation's largest nuclear utility operators, producing more than 33 billion kilowatt-hours of electricity in 1998 at its Limerick and Peach Bottom generating stations.

---------------

2    In addition, because of their ownership interest in Peach Bottom (and other plants located in Pennsylvania), both ACE and DPL are subject to minimal regulation by the PaPUC. The PaPUC does not regulate rates for either company.


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         C.       Description of the Peach Bottom Assets

                  The Peach Bottom nuclear power plant is located in York County, Pennsylvania and has a summer capacity of 2,186 MW. ACE and DPL each own 164 MW, or 7.51 percent, of the plant. Conectiv as a whole therefore owns 328 MW, or 15.02 percent, half of which is being sold to PECO.

         D.       Background on the Transaction

                  As the Commission is well aware, the electric utility industry is in the midst of a fundamental restructuring at both the federal and state levels. The states in which Conectiv operates have been part of this effort. In particular, New Jersey began retail choice on August 1, 1999. Delaware began phasing in retail choice as of October 1, 1999. Maryland is scheduled to begin retail choice on July 1, 2000. Virginia is scheduled to begin phasing in retail choice on January 1, 2002.

                  In light of these state utility restructuring initiatives, and the evolving competitive marketplace, Conectiv has made the strategic decision to divest a substantial portion of its baseload generation assets, including its partial ownership interests in several nuclear power plants. Towards this end, ACE and DPL commenced the process of auctioning these generation assets earlier this year. Two auctions were envisioned - one involving the fossil plants and the other involving nuclear plants. The fossil auction is ongoing; winning bidders have not yet been selected. This Application relates to the sale of the nuclear plants.

                  ACE and DPL have relatively small minority interests in three nuclear power plants, including Peach Bottom. The other co-owners are PECO and PSE&G. As ACE and DPL proceeded with the nuclear auction, sending out an offering memorandum to potential bidders on July 2, 1999, it became apparent that the co-owners - PECO and PSE&G - represented the most logical buyers for the interests. Because ACE and DPL are minority owners that do not operate the plants, any prospective purchaser (other than PECO or PSE&G) necessarily would take a relatively passive non-operating role. In contrast, the co-owners already have an existing ownership and operating role regarding the nuclear plants. PECO, for example, is the operator of Peach Bottom. On August 30, 1999, ACE and DPL received an offer from the co-owners to acquire all of their respective interests in the nuclear generation assets. In light of this, and in light of the right of first refusal, ACE and DPL commenced arm's length negotiations with PECO and PSE&G.3 These negotiations resulted in Purchase Agreements between ACE

---------------

3    The ownership agreements regarding these power plants include provisions creating rights of first refusal: if one co-owner seeks to sell its interest, it must give the other co-owners an opportunity to match any offer received from third parties.


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and PECO and between DPL and PECO. These agreements are attached hereto as
Exhibit B-1 and Exhibit B-2 respectively.

         E.       Benefits of the Transaction

                  The Transaction is the result of arm's length negotiations, is in the public interest and should be approved. Conectiv explored potential avenues for disposing of the Peach Bottom ownership interests, including conducting the initial stages of an auction. Conectiv concluded that the terms offered by PECO were superior to what it was likely to achieve at auction and negotiated those terms on an arm's length basis in order to maximize benefits for all of Conectiv's stakeholders.

                  The Transaction offers substantial long-term benefits for Conectiv, adding new financial strength and decreasing exposure to risk. As a result, Conectiv will be well-positioned in the energy marketplace. This increased strength will, in turn, benefit Conectiv's customers. In addition, consistent with New Jersey state law, ACE will apply the proceeds it receives to partially offset stranded costs charged to customers in New Jersey as a result of settlements in state restructuring proceedings. Regarding DPL, the Transaction should not materially affect DPL's retail rates. Retail rates in Delaware and Maryland are frozen for three to four years. The VSCC retains jurisdiction over DPL's retail rates in Virginia. DPL will use the proceeds for various unregulated activities consistent with its corporate strategy.

                  Furthermore, in an aspect of the transaction that is relatively unique compared to other nuclear divestitures, ACE and DPL will avoid substantially all liability for nuclear decommissioning of Peach Bottom. By eliminating this financial risk, along with the other risks associated with owning a minority interest in a nuclear power plant, ACE and DPL will obtain additional benefits that will redound to both customers and shareholders.

                  In sum, the Transaction plainly benefits the interests that the Act was designed to protect. It therefore should be approved as soon as practicable. The parties would like to complete the Transaction as soon as possible in the first quarter of 2000, and respectfully request Commission action by February 29, 2000.


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
         F.       Discussion of Rules 53 and 54

                  Rule 53 requires, among other things, that the aggregate investment in EWGs and foreign utility companies ("FUCOs") not exceed 50 percent of a system's consolidated retained earnings. Currently, Conectiv has one insignificant indirect interest in an EWG in the amount of $6 million. As noted in Post-Effective Amendment No. 7 in File No. 70-9095, it is projected that Conectiv will no longer comply with Rule 53 in January 2000. An order has been requested authorizing Conectiv to invest in EWGs an amount equal to 50 percent of average retained earnings at the end of the preceding four quarterly periods, as adjusted to include $225 million in retained earnings that were not attributed to Conectiv under the accounting for the merger.

                  Conectiv and its subsidiaries will maintain books and records to identify the investments in earnings from EWGs and FUCOs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2). The books and records of each such entity will be kept in conformity with United States Generally Accepted Accounting Principles ("GAAP"). The financial statements also will be prepared according to GAAP. In addition, Conectiv undertakes to provide the Commission access to such books and records and financial statements as the Commission may request. Employees of Conectiv's domestic public utility companies will not render services, directly or indirectly, to any EWGs or FUCOs in the Conectiv System, thereby satisfying Rule 53(a)(3).

                  In connection with any Form U-1 seeking approval of EWG or FUCO financing, Conectiv will submit copies of such Form U-1 and every certificate filed pursuant to Rule 24 to every federal, state or local regulator having jurisdiction over the retail rates of the public utility companies in the Conectiv System. Rule 53(a)(4) therefore will be satisfied. None of the conditions described in Rule 53(b) exists with respect to Conectiv, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.
Rule 53(d) also does not apply.

                  Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b), or (c) are satisfied. As demonstrated below, such rules are satisfied.


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
II.      FEES, COMMISSIONS AND EXPENSES

                  The fees, commissions and expenses to be incurred, directly or indirectly, by Conectiv or any associate company thereof in connection with the proposed Transaction are estimated as follows:

       Fees of [Conectiv]                      $ *
       Fees of outside counsel............     $ *
       Miscellaneous expenses                  $ *
                                               --------------
       TOTAL..............................     $ *

* to be filed by amendment.

III.     APPLICABLE STATUTORY PROVISIONS

                  The properties are Utility Assets within the meaning of the definition in Section 2(a)(18) of the Act. Section 12(d) of the Act and Rule 44 under the Act apply to the sale of the Peach Bottom interest in the ownership of electrical generating assets.

                  If the Commission considers the proposed future transactions to require any authorization, approval or exemption, under any section of the Act for Rule or Regulation other than those cited herein above, such authorization, approval or exemption is hereby requested.

IV.      OTHER REGULATORY APPROVAL

                  The instant Transaction is subject to approval by other federal and state agencies. Both the Nuclear Regulatory Commission and the FERC must approve the Transaction. In addition, the NJBPU must approve the sale of ACE's interest in Peach Bottom. The PaPUC must approve the purchase by PECO of interests by ACE and DPL. The VSCC will be reviewing the Transaction in the broader context of reviewing an overall plan for the functional separation of generation, transmission and distribution activities.

V.       PROCEDURE

                  Conectiv requests that the Commission issue and publish, not later than January 28, 2000, the requisite notice under Rule 23 with respect to the filing of this Application/Declaration. Conectiv further requests that such notice specify a date not later than February 29, 2000 as the date after which the Commission may issue an order approving the transaction addressed herein.

                  Conectiv (1) waives a recommended decision by a hearing officer or other responsible officer of the Commission; (2) consents that the


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
Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and (3) requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

VI.      EXHIBITS AND FINANCIAL STATEMENTS

         A.       EXHIBITS                                                   Tab

A-1      Not Applicable......................................................

B-1 Purchase Agreement By And Among Atlantic City Electric Company, PECO Energy Company and PSEG Power LLC, Dated as of September 27, 1999...

B-2 Purchase Agreement By And Among Delmarva Power & Light Company, PECO Energy Company and PSEG Power LLC, Dated as of September 27, 1999...

C-1      Not Applicable......................................................

D-1      NJ State Order (to be filed by amendment)...........................

D-2      PA State Order (to be filed by amendment)...........................

D-3      VA State Order (to be filed by amendment)...........................

D-4      FERC Order (to be filed by amendment)...............................

D-5      NRC Order (to be filed by amendment)................................

E-1      Not Applicable......................................................

F-1      Opinion of Counsel (to be filed by amendment).......................

G-1      Not Applicable .....................................................

H-1      Not Applicable......................................................

I-1      Proposed Form of Notice.............................................

         B.       FINANCIAL STATEMENTS

FS-1     Delmarva Power & Light Company Pro Forma Consolidated Statements of
         Income..............................................................


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FS-2     Delmarva Power & Light Company Pro Forma Consolidated Balance
         Sheets..............................................................

FS-3     Atlantic City Electric Company Pro Forma Consolidated Statements of
         Income..............................................................

FS-4     Atlantic City Electric Company Pro Forma Consolidated Balance
         Sheets..............................................................

FS-5     Conectiv Pro Forma Consolidated Statements of Income for the period ended September 30, 1999 ...........................................

FS-6     Conectiv Pro Forma Consolidated Balance Sheets .....................

FS-7 Conectiv Consolidated Financial Data Schedule (include in electronic submission only) (Exhibit FS-4 to Conectiv's Post-Effective Amendment No. 7 to Form U-1 Declaration under The Public Utility Holding Company Act of 1935, File no. 070-09095, and incorporated herein by reference) .........................................................

FS-8     Notes to Financial Statements ......................................

         There have been no material changes, not in the ordinary course of business, since the date of the financial statements filed herewith.

VII.     INFORMATION AS TO ENVIRONMENTAL EFFECT

                  The proposed transactions do not involve major federal action having a significant effect on the human environment. No other federal agency has prepared or is preparing an environmental impact statement with respect to the transaction.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]


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                                    SIGNATURE

       Pursuant to the requirements of the Act, the undersigned companies have duly caused this amended Application/Declaration to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  January 7, 2000

                                        Conectiv


                                        -----------------------------
                                        By:  /s/ Philip S. Reese
                                        Treasurer


                                        Delmarva Power & Light Company



                                        -----------------------------
                                        By:  /s/ Philip S. Reese
                                        Treasurer


                                        Atlantic City Electric Company



                                        -----------------------------
                                        By:  /s/ Philip S. Reese
                                        Treasurer


                                        9